525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax

MARK D. WOOD Mark.wood@kattenlaw.com 312.902.5493 direct 312.577.8858 fax

May 14, 2013

Submitted via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Filing of Registration Statement on Form S-1 by Power Solutions International, Inc.

Ladies and Gentlemen:

On behalf of our client, Power Solutions International, Inc. (the “Company”), we are filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission through EDGAR today, May 14, 2013. The Registration Statement submitted herewith relates to a public offering of the Company’s common stock. A portion of the shares will be issued and sold by the Company and a portion will be sold by certain selling stockholders.

If you have any questions regarding the Registration Statement, please contact me at (312) 902-5493 (telephone), (312) 577-8858 (fax) or mark.wood@kattenlaw.com, or contact my colleague Tom Lamprecht at (312) 902-5367 (telephone), (312) 577-1061 (fax) or thomas.lamprecht@kattenlaw.com.

Sincerely,

/s/ Mark D. Wood

Mark D. Wood

MDW

cc:	Gary Winemaster

Eric Cohen

Daniel Gorey

Catherine Andrews, Esq.

Thomas S. Levato, Esq.

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